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January 18, 2007
VIA FEDEX
Song P. Brandon, Esq.
Office of Health Care and Insurance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ligand Pharmaceuticals Incorporated
Amendment No. 1 to Schedule 14A
Filed December 14, 2006
File No. 1-33093
Dear Ms. Brandon:
     Ligand Pharmaceuticals Incorporated (the “Company” or “Ligand”) has filed today via EDGAR, Amendment No. 2 to the above-referenced Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”). We have enclosed three courtesy copies of the Proxy Statement for your review.
     The Proxy Statement is being filed in response to your comment letter dated January 8, 2007. For your convenience, the comments of the staff (the “Staff”) of the Securities and Exchange Commission are reproduced below in bold type and are followed by our responses.
Revised Schedule 14A
Background of the Asset Sale, page 14
1.	We note your response to comment 17 and your revised disclosure. Please revise this section of the document to generally provide for the information you have supplementally advised us as we believe the disclosure explaining why you made the final decision to sell your rights in the AVINZA drug in favor of other alternatives is material information to your investors.

Response: Pages 15 and 30 of the Proxy Statement have been revised in response to the Staff’s comment.

Song P. Brandon
January 18, 2007

2.	We note your response to comment 23 and your supplemental response that although your board was disappointed with the decrease in the purchase price, at the time, King was your sole bidder for the AVINZA assets and the board believed that King’s revised offer, coupled with further negotiations, could still bring significant value to your stockholders. Please revise your disclosure to provide this information.

Response: Page 16 of the Proxy Statement has been revised in response to the Staff’s comment.
Discounted Cash Flow Analysis, page 28
3.	Please revise your disclosure to indicate how you obtained $480 million as the implied value of the aggregate consideration. In that regard, we note your disclosure in the carry over paragraph on page 27 where you state that the implied value of the aggregate consideration to be received by Ligand is $312.75 million plus the estimated net present value of future royalty payments payable to Ligand. Does the difference of approximately $167 million represent the estimated future royalty payments? If so, please revise your disclosure accordingly.

Response: Page 27 of the Proxy Statement has been revised in response to the Staff’s comment.
Proceeds from the Asset Sale, page 29
4.	We note your response to comment 50 and your supplemental reasons disclosing the reasons the board is considering making the special dividend from the proceeds of the asset sale. Please revise your document to include those stated reasons.

Response: Page 29 of the Proxy Statement has been revised in response to the Staff’s comment.

5.	We note your response to comment 51 and your supplemental response that at the present time you are not in a position to provide us with a definite list of liabilities you expect to remain or how much you anticipate needing. Please explain the reasons you are not able to do so, and to the extent you are able to provide approximate figures as oppose to definite figures, please revise your document to do so.

Response: Although the Company’s Board of Directors and management have had preliminary discussions regarding the operational needs and remaining liabilities of the newly restructured company, these discussions are still preliminary in nature and could change. Therefore, the Company believes it would be premature to provide a list of its liabilities at this time, since any changes could cause confusion amongst our investors. We are also unable at this time to provide approximate figures as they depend on a

Song P. Brandon
January 18, 2007

number of unknowns, for example the size and expense structure of the newly restructured company including its physical plant and the time and resources needed to complete the planned restructuring.

6.	We note your response to comment 53 and your supplemental response regarding your current intentions to use funding derived from proceeds of the royalty owned to you, from cash reserved out of the net cash proceeds of the asset sale and other forms of debt financing as oppose to using equity financing in connection with future acquisitions. Please provide similar disclosure in your document.

Response: Page 30 of the Proxy Statement has been revised in response to the Staff’s comment.
Proposal Two: Amendment to 2002 Stock Incentive, page 79
7.	We note your response to comment 65 and your supplemental response that should any adjustments to the outstanding opinion’s strike price and/or the number of shares granted under such option be made, that for tax purposes, such adjustment must be in a manner that does not give any option holder any additional values, but maintains as closely as possible the spread between the exercise price of the option immediately prior to the distribution of the special cash dividend and after such dividend. Please provide similar disclosure in your document.

Response: Page 80 of the Proxy Statement has been revised in response to the Staff’s comment.
Deadline for Stockholder Proposals For next Annual meeting, page 95
8.	We note your response to comment 5 and reissue the comment. It does not appear your revised disclosure contains all the information required by item 1(c) of Schedule 14A and Rule 14a-5(e) of Regulation 14A. More specifically, we note that Rule 14a-5(e) requires specific dates on which a shareholder may submit a shareholder proposal and when such proposal would be considered untimely. Please revise your proxy statement accordingly.

Response: Page 107 of the Proxy Statement have been revised in response to the Staff’s comment.
Unaudited Pro Forma Condensed Consolidated Financial Statements
Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements
9.	You indicate in your response to prior comment 62 that the 6% Notes were not directly attributable to the historical AVINZA business. Consistent with your pro forma presentation of the Sale Leaseback, please revise your unaudited pro forma condensed consolidated statements of operations to give the effect to the consummated Debt Conversion as if it occurred on January 1, 2005. Please remove

Song P. Brandon
January 18, 2007

the Other Adjustments columns for the years ended December 31, 2004 and 2003 since your pro forma presentation for these transactions should be based on the most recent fiscal year and interim period. Please revise your narrative disclosures in this section, as appropriate.
Response: The Unaudited Condensed Consolidated Statements of Operations in the Proxy Statement on pages 41-54 have been revised in response to the Staff’s comment, to give effect to the consummated Debt Conversion as if it occurred on January 1, 2005 and to remove the Other Adjustments columns for the fiscal years ended December 31, 2004 and 2003.
As disclosed in the Basis of Pro Forma Presentation for the Unaudited Pro Forma Condensed Consolidated Financial Statements on page 48 of the Proxy Statement, the Company expects to account for the disposition of the AVINZA business as a discontinued operation in its consolidated financial statements if shareholder approval for the AVINA sale is obtained. While the 6% Notes are not directly attributable to the historical AVINZA business, as described in the Unaudited Pro Forma Condensed Consolidated Financial Statements, the AVINZA Purchase Agreement entered into between the Company and King Pharmaceuticals requires that any outstanding 6% Notes be repaid by the Company prior to its disposal of the AVINZA business. Therefore, though the 6% Noteholders elected to convert their notes into equity of the Company prior to redemption of the Notes by the Company, the Company expects to report historical interest expense and related amortization of debt issuance costs for the 6% Notes in results from discontinued operations because the 6% Notes are “required to be repaid as a result of the disposal transaction”, in accordance with Emerging Issues Task Force Issue No. 87-24, Allocation of Interest to Discontinued Operations.
     With respect to the Company’s response to the foregoing comments, the revisions to the Proxy Statement should not be deemed to constitute an admission that any of the information included in the Proxy Statement in response to such comments is material.
     If you have any questions regarding the foregoing responses or the enclosed Proxy Statement or need additional information, please do not hesitate to contact me at (312) 876-6545, or Scott Wolfe at (858) 523-5405.
Sincerely,
/s/ Zachary A. Judd
of LATHAM & WATKINS LLP
Enclosures

cc:	Warner Broaddus Scott Wolfe